GLOBAL PAYMENT TECHNOLOGIES
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                              SEC LETTER RESPONSES
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April 14, 2005

Mr. Craig Wilson
Senior Assistant Chief Accountant
US Securities and Exchange Commission
450 Fifth street, N.W.
Mail Stop 4-6
Washington, DC 20549

Dear Mr. Wilson:

We have received your letter dated April 1, 2005, and provide the following responses thereto, numbered as to the questions in that letter:

FORM 8-K filed February 2, 2005
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1.   Comment: We note that you present EBITDA because it is a "widely accepted financial indicator and is used by investors and analysts to measure performance." Supplementally, explain to us how you considered the following related to your presentation of this non-GAAP information:

o Question 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) indicates that EBITDA should be reconciled to net income or loss as presented in the statement of operations in accordance with GAAP; and

     Response: We presented a reconciliation of net income (loss) before provision for income taxes to EBITDA. Given that income taxes are separately reported on the face of the income statement, and are not significant for the periods presented, we believe it to be a clear presentation in accordance with Regulation G as net income (loss) before taxes is an easily understandable measure in accordance with GAAP. However, we will comply with the literal requirement of question 15 in future filings by reconciling EBITDA to net income
(loss).


o Question 15 also indicates that EBITDA excludes recurring charges and you should consider Question 8 of the FAQ if you present it as a performance measure. Question 8 explains that the following disclosures may be necessary to ensure that the presentation is not misleading:

o The manner in which management uses EBITDA to conduct or evaluates its business;

o    The economic substance behind management's decision to use such a measure;

o The material limitations associated with use of EBITDA as compared to the use of the most directly comparable GAAP financial measure;

o The manner in which management compensates for these limitations when using EBITDA; and

o The substantive reasons why management believes EBITDA provides useful information to investors.


         Response:

     Our financial statements include costs that we expect to be non-recurring or become immaterial in the near-term. These items include:

          o The amortization of debt discount, which arose from issuing a convertible term note with warrants, will be completely amortized during the quarter ended March 31, 2005 as a result of the complete repayment (substantially through conversions to equity) of such debt as disclosed in our Form 8-K filed on Monday April 4, 2005.

          o Further, through our year ended September 30, 2002 we had accumulated capitalized software costs and molds and tooling in the amount of approximately $4.5 million for a new product generation, the Argus and Aurora product lines. We do not anticipate incurring costs of such magnitude in the future, and based upon current and estimated sales levels expect such costs to be fully amortized no later than the period ending September 30, 2007 and 2009, with respect to the Argus and Aurora product lines, respectively.

          o In addition, interest expense, which was only $34,000 per quarter for the last three quarters, is expected to be further reduced in future quarters as total debt has been reduced from $2.5 million to $300,000 today.

Because of the recurring losses over the past several years, we believe it is important for us to manage our cash performance and assess our financial viability based upon our ability to generate positive EBITDA, which we have successfully done in the last three quarters ended June 30, September 30 and December 31, 2004 in the amounts of $431,000, $619,000 and $897,000, respectively. Among other financial measurements or models used by management are sales forecasts, inventory forecasts, net income forecasts and cash flow forecasts, all of which supplement the Company's EBITDA measurement.

In the Company's filing on February 2, 2005, we highlight in footnote 1 the limitations of using EBITDA. We will enhance our disclosures regarding our use of EBITDA in future filings.



Form 10-K for the Fiscal Year Ended September 30, 2004
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Note 2. Summary of Significant Accounting and Reporting Policies
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b) Revenue Recognition, page F-8
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2. Comment: We note that you restated your financial statements in fiscal
2002 to report capitalized software costs in accordance with SFAS 86. Supplementally, explain the impact, if any, of this statement on your determination of whether SOP 97-2 applies to your revenue arrangements. Update your conclusion for developments in your business, marketing and products that have occurred since your restatement. Refer to paragraph 2 and footnote 2 of the SOP in your response.

Response: We believe that SOP 97-2 does not apply to us because our validator and stacker products, which include software that is critical to the operations of the products, are the focus of our sales efforts. Software is not a significant focus of the marketing efforts or sold separately, nor is there any contract requiring post sale software upgrades or improvements. Although the Company capitalized significant costs in fiscal 2002 pursuant to SFAS 86, such development and production costs of the software as a component of the costs of the product are incidental. No such costs were capitalized in fiscal 2003, 2004 or to date in 2005.




Global Payment Technology Pty Limited Financial Statements
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Statements of Income, page F-27
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3. Comment: We note that Global Payment Technology Pty Limited does not separately report costs of revenue related to purchases from Global Payment Technologies, Inc. within their statements of income. Supplementally, explain to us how you considered Rule 4-08(k) of Regulation S-X that requires that such amounts be separately reported.

o Response: While purchases of validator and stacker products are from Global Payment Technologies, Inc. ("GPT"), other items in Global Payment Technologies Pty Limited's ("GPTA") cost of sales relate to freight, handling charges and other expenses which were not shown as a separate line item and such purchases from GPT are disclosed in footnote 6 of GPTA's financial statements. We will comply with the requirement of Rule 4-08(k) by requesting the management of GPTA to include costs of revenue related to purchases from GPT on the face of the statement of income in future filings.



In addition, at your request, I am providing the following statements on behalf of Global Payment Technologies, Inc.:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




Thank you very much for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me at 631-231-1177 ext. 273.

Very truly yours,


Thomas McNeill
Vice President-Chief Financial Officer